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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker


________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)
Tularik Inc.

--------------------------------------------------------------------------------
1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
94-3148800                             |000-28347
                                       |
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1(d) ADDRESS OF ISSUER              STREET

Two Corporate Drive, South San Francisco, California  94080
--------------------------------------------------------------------------------
1(d)      CITY                       STATE                  ZIP CODE


--------------------------------------------------------------------------------
1(e) TELEPHONE
--------------------------------------------------------------------------------
     AREA CODE           |NUMBER
       650               | 825-7000
                         |
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
ZKB Pharma Vision AG

--------------------------------------------------------------------------------
2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER
N/A                                    Stockholder

--------------------------------------------------------------------------------
2(d) ADDRESS                        STREET

Bahnhofstrasse 9, 8001 Zurich, Switzerland
--------------------------------------------------------------------------------
2(d)      CITY                       STATE                  ZIP CODE

--------------------------------------------------------------------------------


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
------------------------------------------------------------------------------------------------------------------------------------
Common Stock   Goldman, Sachs & Co.,              68,000        $653,480     55,308,406         6/16/03            NASDAQ
               85 Broad Street,                                 (6/13/03)
               New York, New York 10004
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  12/9/99  On December 9, 1999, ZKB      The Issuer            1,878,238             12/9/99     Cash
                       Pharma Vision AG
                       purchased 1,878,238
                       shares of Common Stock at
                       a price of $14 per share
                       in a direct offering from
                       the Issuer concurrently
                       with the Issuer's initial
                       public offering of Common
                       Stock.

------------------------------------------------------------------------------------------------------------------------------------
Common Stock  6/28/02  On June 28, 2002,           Spezialitaten Vision    1,200,000             6/28/02     Cash
                       ZKB Pharma Vision AG
                       purchased 1,200,000
                       shares of Common
                       Stock at a price of
                       $9.00 per share from
                       Spezialitaten
                       Vision.

------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                                             Amount of         Gross
Name and Address of Seller                     Title of Securities Sold    Date of Sale   Securities Sold     Proceeds
-------------------------------------------------------------------------------------------------------------------------
ZKB Pharma Vision AG, Bahnhofstrasse 9,
8001 Zurich, Switzerland                       Common Stock                 5/21/03          6,000,000       $45,000,000
-------------------------------------------------------------------------------------------------------------------------
ZKB Pharma Vision AG, Bahnhofstrasse 9,
8001 Zurich, Switzerland                       Common Stock                 5/30/03            163,000        $1,524,392
-------------------------------------------------------------------------------------------------------------------------
ZKB Pharma Vision AG, Bahnhofstrasse 9,
8001 Zurich, Switzerland                       Common Stock                 6/2/03              17,000          $160,851
-------------------------------------------------------------------------------------------------------------------------
ZKB Pharma Vision AG, Bahnhofstrasse 9,
8001 Zurich, Switzerland                       Common Stock                 6/11/03            537,000        $3,558,862
-------------------------------------------------------------------------------------------------------------------------


REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

        06/16/2003                                 /s/ Thomas Vock
-----------------------------                ----------------------------
      (DATE OF NOTICE)                                (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).